UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 26)*

Cedar Fair, L.P.

(Name of Issuer)

Units Representing Limited Partner Interests

(Title of Class of Securities)

150185106

(CUSIP Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 10, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The total number of units reported herein is 7,076,998, which constitutes approximately 12.8% of the total number of units outstanding. All ownership percentages set forth herein assume that there are 55,345,858 units outstanding.

CUSIP No. 150185106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Q Funding III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 445,810
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 445,810
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 445,810
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 150185106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Q4 Funding, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 971,340
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 971,340
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 971,340
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 150185106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Amalgamated Gadget, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,012,039 (1)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 3,012,039 (1)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,012,039 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14.	TYPE OF REPORTING PERSON (see instructions) PN
(1) The Units were acquired by Amalgamated Gadget, L.P. ("Amalgamated") for and on behalf of R2-R4 PARQ, Inc. ("R2-R4") and R3 PARQ, Inc. ("R3") pursuant to Investment Management Agreements with each of R2-R4 and R3. Pursuant to such Agreements, Amalgamated has sole voting and dispositive power over such Units, and R2-R4 and R3 have no beneficial ownership of such Units.

CUSIP No. 150185106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Acme Energized, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 69,647
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 69,647
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 69,647
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 150185106	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Geoffrey Raynor
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,076,998 (2)
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 7,076,998 (2)
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,076,998 (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN
(2) Solely in his capacity as control person of J Alfred Onshore, LLC, the general partner of Prufrock Onshore, L.P., the general partner of Q Funding III, L.P. with respect to 445,810 Units. Solely in his capacity as control person of Excalibur Domestic, LLC, the general partner of Star Spangled Sprockets, L.P., the general partner of Q4 Funding, L.P. with respect to 971,340 Units. Solely in his capacity as control person of Scepter Holdings, Inc., the general partner of Amalgamated Gadget, L.P. and Acme Energized, L.P., with respect to 3,081,686 Units. In addition, 2,578,162 Units are held directly and indirectly through entities and trusts for the benefit of Mr. Raynor.

CUSIP No. 150185106	13D

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 12, 2010, as amended by Amendment No. 1 dated February 18, 2010, as amended by Amendment No. 2 dated February 24, 2010, as amended by Amendment No. 3 dated March 9, 2010, as amended by Amendment No. 4 dated March 11, 2010, as amended by Amendment No. 5 dated March 17, 2010, as amended by Amendment No. 6 dated April 6, 2010, as amended by Amendment No. 7 dated April 9, 2010, as amended by Amendment No. 8 dated April 28, 2010, as amended by Amendment No. 9 dated May 3, 2010, as amended by Amendment No. 10 dated May 5, 2010, as amended by Amendment No. 11 dated May 12, 2010, as amended by Amendment No. 12 dated June 9, 2010, as amended by Amendment No. 13 dated October 14, 2010, as amended by Amendment No. 14 dated December 8, 2010, as amended by Amendment No. 15 dated December 9, 2010, as amended by Amendment No. 16 dated January 13, 2011, as amended by Amendment No. 17 dated February 8, 2011, as amended by Amendment No. 18 dated March 17, 2011, as amended by Amendment No. 19 dated March 24, 2011, as amended by Amendment No. 20 dated April 21, 2011, as amended by Amendment No. 21 dated May 10, 2011, as amended by Amendment No. 22 dated June 1, 2011, as amended by Amendment No. 23 dated June 14, 2011, as amended by Amendment No. 24 dated December 1, 2011, as amended by Amendment No. 25 dated December 13, 2011 (the "Schedule 13D"), relating to the Units Representing Limited Partner Interests of Cedar Fair, L.P. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended by adding at the end thereof the following:

As previously disclosed, the Reporting Persons intended to sell approximately 3 million Units and, with the sales reported herein, the Reporting Persons believe that they have now accomplished this goal.

The Reporting Persons continue to hold the Units reported herein for investment purposes. Depending upon market conditions and other factors in the future that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may sell all or a portion of the Units, or may purchase additional Units, on the open market or in one or more private transactions.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.  Interest in Securities of the Issuer.

(a)

Reporting Persons

Q3

Q3 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 445,810 Units, which constitutes approximately 0.8% of the outstanding Units.

Q4

Q4 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 971,340 Units, which constitutes approximately 1.8% of the outstanding Units.

Amalgamated

Pursuant to an Investment Management Agreements with R2-R4 and R3, Amalgamated may, pursuant to Rule 13d-3(d)(1)(i) of the Act, be deemed to be the beneficial owner of 3,012,039 Units, which constitutes approximately 5.4% of the outstanding Units.

Acme

Acme may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 69,647 Units, which constitutes approximately 0.1% of the outstanding Units.

Raynor

Because of his position as the person who controls J Alfred, Excalibur and Scepter and because of his personal holdings, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,076,998 Units, which constitutes approximately 12.8% of the outstanding Units.

Controlling Persons

Prufrock

Because of its position as the sole general partner of Q3, Prufrock may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 445,810 Units, which constitutes approximately 0.8% of the outstanding Units.

J Alfred

Because of its position as the sole general partner of Prufrock, J Alfred may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 445,810 Units, which constitutes approximately 0.8% of the outstanding Units.

Star

Because of its position as the sole general partner of Q4, Star may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 971,340 Units, which constitutes approximately 1.8% of the outstanding Units.

Excalibur

Because of its position as the sole general partner of Star, Excalibur may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 971,340 Units, which constitutes approximately 1.8% of the outstanding Units.

Scepter

Because of its position as the sole general partner of each of Amalgamated and Acme, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,081,686 Units, which constitutes approximately 5.6% of the outstanding Units.

To the best of the knowledge of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

(b)

Reporting Persons

Q3

Acting through its general partner, Q3 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 445,810 Units.

Q4

Acting through its general partner, Q4 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 971,340 Units.

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,012,039 Units.

Acme

Acting through its general partner, Acme has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 69,647 Units.

Raynor

As the person who controls J Alfred, Excalibur and Scepter, and because of his personal holdings, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,076,998 Units.

Controlling Persons

Prufrock

As the sole general partner of Q3, Prufrock has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 445,810 Units.

J Alfred

As the sole general partner of Prufrock, J Alfred has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 445,810 Units.

Star

As the sole general partner of Q4, Star has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 971,340 Units.

Excalibur

As the sole general partner of Star, Excalibur has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 971,340 Units.

Scepter

As the sole general partner of each of Amalgamated and Acme, Scepter has the sole power to vote or direct the vote and to dispose or to direct the disposition of 3,081,686 Units.

(c) Since the Reporting Persons’ last filing on December 13, 2011, the Reporting Persons have sold Units in block trades, over the counter, and on the New York Stock Exchange as follows:

Reporting Person	Date	Number of Units Sold	Price per Unit
Q3	12/15/2011	2,489	$21.89
Amalgamated	12/15/2011	17,387	$21.89
Acme	12/15/2011	339	$21.89
Raynor	12/15/2011	11,585	$21.89
Q3	12/16/2011	2,233	$22.01
Amalgamated	12/16/2011	15,147	$22.01
Acme	12/16/2011	305	$22.01
Raynor	12/16/2011	10,135	$22.01
Q3	12/19/2011	225	$21.85
Amalgamated	12/19/2011	2,732	$21.85
Acme	12/19/2011	31	$21.85
Raynor	12/19/2011	1,712	$21.85
Q3	12/20/2011	172	$21.82
Amalgamated	12/20/2011	1,330	$21.82
Acme	12/20/2011	23	$21.82
Raynor	12/20/2011	875	$21.82
Q3	12/21/2011	1,472	$21.81
Amalgamated	12/21/2011	9,071	$21.81
Acme	12/21/2011	201	$21.81
Raynor	12/21/2011	6,156	$21.81
Q3	12/22/2011	2,595	$22.02
Amalgamated	12/22/2011	16,566	$22.02
Acme	12/22/2011	355	$22.02
Raynor	12/22/2011	11,184	$22.02
Q3	12/28/2011	8,609	$22.11
Amalgamated	12/28/2011	53,786	$22.11
Acme	12/28/2011	1,175	$22.11
Raynor	12/28/2011	36,430	$22.11
Q3	12/29/2011	7,736	$21.78
Q4	12/29/2011	3,801	$21.78
Amalgamated	12/29/2011	51,676	$21.78
Acme	12/29/2011	1,056	$21.78
Raynor	12/29/2011	36,831	$21.78
Q3	12/30/2011	6,257	$21.66
Q4	12/30/2011	13,115	$21.66
Amalgamated	12/30/2011	42,644	$21.66
Acme	12/30/2011	855	$21.66
Raynor	12/30/2011	36,029	$21.66
Q3	1/10/2012	104,159	$22.10
Q4	1/10/2012	181,209	$22.10
Amalgamated	1/10/2012	662,738	$22.10
Acme	1/10/2012	5,442	$22.10
Raynor	1/10/2012	546,452	$22.10

 Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Persons, none of the Item 2 Persons have effected any transactions since the Reporting Persons’ last filing on December 13, 2011.

The Reporting Persons affirm that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by such Reporting Persons.

(d)-(e) Not applicable.

CUSIP No. 150185106	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 12, 2012

Q FUNDING III, L.P.
By: Prufrock Onshore, L.P., its general partner
By: J Alfred Onshore, LLC, its general partner
By: /s/ Brandon Teague
Brandon Teague, Director of Trading

Q4 FUNDING, L.P.
By: Star Spangled Sprockets, L.P., its general partner
By: Excalibur Domestic, LLC, its general partner
By: /s/ Brandon Teague
Brandon Teague, Director of Trading

AMALGAMATED GADGET, L.P.
By: Scepter Holdings, Inc., its general partner
By: /s/ Brandon Teague
Brandon Teague, Director of Trading

ACME ENERGIZED, L.P.
By: Scepter Holdings, Inc., its general partner
By: /s/ Brandon Teague
Brandon Teague, Director of Trading

GEOFFREY RAYNOR
By: /s/ Brandon Teague
Brandon Teague, as Attorney-in-Fact for Geoffrey Raynor